Global Startup Ecosystem



ANNUAL REPORT

10 Hudson Yards, 48th Floor

New York, NY 10001

0

globalstartupecosystem.com

This Annual Report is dated April 26, 2022.

BUSINESS

We believe Global Startup Ecosystem (GSE): is an education tech recruitment company. With a mission to prepare millennials and future generations for the digital age. GSE brings together both private and public stakeholders to address humanity's greatest workforce challenges. The platform hosts a series of employer customized accelerator programs, global tech summit gatherings, and skills training programs for its membership community. As home to what we believe is the world's first digital talent career accelerator program, GSE supports a growing network of remote tech professionals. GSE aims to up skill 1 billion people by 2030. GSE has worked with the US State Department, President office of Ghana, Haiti, and Nigeria.

Previous Offerings

N/A First CF offering in 2021.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

In 2021, as we introduced new digital products and a new community platform, we focused heavily on marketing and advertising of GSE's revised offerings, and made new adjustments to our business model and operating processes. We continued to generate revenues and expect that by Q2 2022 we should have our platform fully adjusted and prepared to take on new clients.

In 2020 we pivoted many of our products and services to digital and transitioned many relationships to on-demand access via our app quickly to ensure that we maintained operational resilience and revenue. The strategic adjustments led to continued revenue-generating operations. Now we believe that our business model is ready for pre and post COVID business environments.

Revenue

Revenue for 2021 was $401,054 which is an increase from the COVID19 pandemic year of 2020 and an increase from 2019. Despite the new overhaul changes in our community platform, we were still able to generate revenue to maintain company operations.

Revenue for fiscal year 2019 was $283,764 and Revenue in 2020 was $199,006. We believe the decrease was the result of the drastic global economic effect of the COVID19 pandemic. Constituents tried to cut costs by not investing in workforce programs during a lockdown of business activity.

Despite the challenge, our focus in both years was user growth over revenues. We had 117,000 users in 2019 and grew to 258,000 users in 2020.

Cost of sales

Cost of sales in 2021 was $373,597 an increase from 2020 and 2019 due to new temporary costs associated with business model pivots (contractors and consultants) and new marketing campaigns.

Cost of sales in 2020 was $104,002, a decrease of approximately $98,405, from costs of $202,407 in fiscal year 2019. The reduction was largely due to an increase in higher-margin direct-to-consumer sales, a reduction in vendor expenses for live programs. We conducted many of our programs virtually which drastically reduced overall program expenses.

Gross margins
2021 had an increase of gross profit by $32,631. 2020 gross profit increased by $13,647 over 2019 gross profit. This improved performance was caused by a reduction in live expenses as the company conducted many activities virtually.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services, research, and development expenses. Expenses in 2021 increased to $373,597 partly due to increased contract/consulting agency costs and marketing and ad spend. Expenses in 2020 increased to $96,383 from the 2019 operational expense of $66,787. Approximately $52,000 of this increase was due to increased compensation and benefits costs. The Company hired four part-time employees in 2020, one in marketing, community management, and business development.

Historical results and cash flows:

The historical results reflect our focus on user growth. During the years of 2018, 2019, 2020 we were still pricing and understanding our market of premium and enterprise customers. We believe that the cash flows are not representative of what investors should expect in the future as we were an early company testing the market with our products and services.

Since our platform operates as a freemium model, it is important to have a growing subscriber base. We went from 30,000 subscribers in 2018, to 117,000 in 2019 and 258,000 in 2020. In early 2021 we piloted our beta app which is still in the testing phase. We will be charging a premium of $9 per month with the hope of converting 1% of our subscriber base in Q2 of 2022. This will be an added revenue stream to our current revenue prospects.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $16,813.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA Bank Loan
Amount Owed: $25,000.00
Interest Rate: 3.75%
Maturity Date: February 06, 2050

Creditor: Accrued Expenses (As of 12/31/2020)
Amount Owed: $17,017.00
Interest Rate: 0.0%

Creditor: Accion Opportunity Loan
Amount Owed: $24,000
Interest Rate: 0.0%

Creditor: SBA Loan

Amount Owed: $160,000
Interest Rate: 3.75%
Maturity Date: February 01, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christine Baah Ntim

Christine Baah Ntim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO, Director, Chief Financial Officer, Corporate Secretary

Dates of Service: July 01, 2017 - Present

Responsibilities: Oversees business operations, business development efforts, marketing campaigns, and technological developments. Christine currently receives salary compensation of $36,000 per year, and has received 11,500,000 shares of Common Stock in exchange for her services to the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Christine Baah Ntim

Amount and nature of Beneficial ownership: 11,500,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the

Company will be offering up to 999,982 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 11,500,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

Global Startup Ecosystem

By /s/ *Christine Baah Ntim*

Name: <u>Global Startup Ecosystem</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

GLOBAL STARTUP ECOSYSTEM, INC.

Unaudited Financial Statements for the

Year Ending December 31, 2021

Global Startup Ecosystem

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
General GSE Checking (6791)	3,111.96
General GSE Savings (4867)	10,000.34
GSE HTS (4854)	1.03
GSE Payroll (6788)	3,700.20
PayPal Bank	0.00
Total Bank Accounts	**$16,813.53**
Accounts Receivable	
Accounts Receivable (A/R)	214,099.20
Total Accounts Receivable	**$214,099.20**
Other Current Assets	
Advances to related parties	50,886.49
Undeposited Funds	0.00
Total Other Current Assets	**$50,886.49**
Total Current Assets	**$281,799.22**
Fixed Assets	
Accumulated Depreciation	-10,826.89
Equipment	985.51
Total Fixed Assets	**$ -9,841.38**
TOTAL ASSETS	**$271,957.84**

Global Startup Ecosystem

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
CORP Account - Business Advantage Travel Rewards (7092)	22,796.84
Total Credit Cards	**$22,796.84**
Other Current Liabilities	
Direct Deposit Payable	-2,508.07
Payroll Liabilities	0.00
Federal Taxes (941/944)	8,190.13
Federal Unemployment (940)	42.00
NY MCTMT Employer Tax	0.00
NYS Employment Taxes	1,058.60
NYS Income Tax	2,048.01
Total Payroll Liabilities	**11,338.74**
Total Other Current Liabilities	**$8,830.67**
Total Current Liabilities	**$31,627.51**
Long-Term Liabilities	
Accion Opportunity Fund Loan	24,002.50
EIDL Loan	25,000.00
PPP Loan	0.00
SBA Loan	160,300.00
Total Long-Term Liabilities	**$209,302.50**
Total Liabilities	**$240,930.01**
Equity	
Owner's Investment	-60,310.56
Retained Earnings	58,706.99
Net Income	32,631.40
Total Equity	**$31,027.83**
TOTAL LIABILITIES AND EQUITY	**$271,957.84**

Global Startup Ecosystem

Profit and Loss
January - December 2021

	TOTAL
Income	
Grant Income	28,376.00
PayPal Sales	449.71
Sales	371,039.27
Travel Rewards	1,189.76
Total Income	**$401,054.74**
GROSS PROFIT	**$401,054.74**
Expenses	
Advertising & Marketing	67,450.81
Bank Charges & Fees	23,291.53
Car & Truck	8,233.34
Consultants	27,750.00
Contractors	83,548.00
Insurance	365.09
Interest Paid	3,380.11
Legal & Professional Services	7,602.38
Meals & Entertainment	2,598.83
Office Supplies & Software	31,741.05
Other Business Expenses	1,078.38
PayPal Fees	27.54
Payroll Expenses	2,400.00
Taxes	3,651.70
Wages	35,000.00
Total Payroll Expenses	**41,051.70**
Travel	72,236.69
Utilities	3,241.89
Total Expenses	**$373,597.34**
NET OPERATING INCOME	**$27,457.40**
Other Income	
PPP Loan Forgiveness	5,176.00
Total Other Income	**$5,176.00**
Other Expenses	
Reconciliation Discrepancies	2.00
Total Other Expenses	**$2.00**
NET OTHER INCOME	**$5,174.00**
NET INCOME	**$32,631.40**

I, _____Christine Ntim_____), the __Chief Executive Officer___ of _____Global Startup Ecosystem___, hereby certify that the financial statements of _Global Startup Ecosystem__ and notes thereto for the periods ending ____2020_____ (first Fiscal Year End of Review) and _____2021_____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below will be reflected accurately in the information to be reported on our federal income tax returns. Global Startup Ecosystem has not yet filed its federal tax return for [2021].

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___4/21/2022_____.



_____(Signature)

_CEO_____ (Title)

_____4/21/2022_____(Date)

CERTIFICATION

I, Christine Baah Ntim, Principal Executive Officer of Global Startup Ecosystem, hereby certify that the financial statements of Global Startup Ecosystem included in this Report are true and complete in all material respects.

Christine Baah Ntim

CEO